EXHIBIT 99.1

Smackover Lithium Submits Royalty Application to Arkansas Oil and Gas Commission for South West Arkansas Project

LEWISVILLE, Ark., May 06, 2025 (GLOBE NEWSWIRE) -- Smackover Lithium, a Joint Venture (“JV”) between Standard Lithium Ltd. (“Standard Lithium” or the “Company”) (TSXV:SLI) (NYSE:A:SLI) and Equinor, announced that SWA Lithium LLC has submitted an application to the Arkansas Oil and Gas Commission (“AOGC”) to establish a fair and equitable lithium royalty for the Reynolds Unit for Phase I of its South West Arkansas (“SWA”) Project in Lafayette and Columbia Counties, Arkansas. The hearing is scheduled for Wednesday, May 28th, 2025, at 9:00 am CDT and is to be held at the Donald W. Reynolds Community Center Grand Hall at South Arkansas University (100 East University) in Magnolia, Arkansas.

The application proposes a quarterly gross royalty of 2.5% that will be based on the total amount of lithium produced and the average FastMarkets North American Index Price for technical grade lithium carbonate, which is higher than comparable projects globally on a lithium carbonate equivalent (“LCE”) basis. The lithium royalty will be paid to brine owners in addition to the brine fee, also referred to as the “in lieu bromine royalty,” of $65.05 per acre per year, making the total proposed royalty compensation approximately 3% based on current lithium prices.

“Working with landowners and the AOGC to establish a fair and equitable royalty is key to the SWA Project’s success,” said Standard Lithium’s CEO, David Park, “The proposed royalty generously compensates brine owners, is fair for industry, and encourages development of the Smackover resource. The royalty is only the beginning of the economic impact this project will have for South Arkansas and the rest of the state.”

“Establishing a royalty for the SWA Project allows us to continue the path towards a final investment decision,” said Allison Kennedy Thurmond, VP for US Lithium at Equinor. “The proposed royalty rate enables capital investment, infrastructure improvements, jobs, tax revenue and brings tremendous benefits to the Smackover region.”

For more information about the SWA Project and Smackover Lithium, please visit www.smackoverlithium.com

About Standard Lithium Ltd.

Standard Lithium is a leading near-commercial lithium development company focused on the sustainable development of a portfolio of large, high-grade lithium-brine properties in the United States. The Company prioritizes projects characterized by high-grade resources, robust infrastructure, skilled labor, and streamlined permitting. Standard Lithium aims to achieve sustainable, commercial-scale lithium production via the application of a scalable and fully integrated Direct Lithium Extraction (“DLE”) and purification process. The Company’s flagship projects are located in the Smackover Formation, a world-class lithium brine asset, focused in Arkansas and Texas. In partnership with global energy leader Equinor, Standard Lithium is advancing the South West Arkansas project, a greenfield project located in southern Arkansas, and actively exploring promising lithium brine prospects in East Texas. Standard Lithium also holds an interest in certain mineral leases in the Mojave Desert in San Bernardino County, California.

Standard Lithium trades on both the TSX Venture Exchange and the NYSE American under the symbol “SLI”. Please visit the Company’s website at www.standardlithium.com.

About Equinor

Equinor is an international energy company committed to long-term value creation in a low-carbon future. Equinor’s portfolio of projects encompasses oil and gas, renewables and low-carbon solutions, with an ambition of becoming a net-zero energy company by 2050. Headquartered in Norway, Equinor is the leading operator on the Norwegian continental shelf and is present in around 30 countries worldwide. Equinor’s partnership with Standard Lithium to mature DLE projects builds on its broad US energy portfolio of oil and gas, offshore wind, low carbon solutions and battery storage projects.

For more information on Equinor in the US, please visit: Equinor in the US - Equinor

Investor and Media Inquiries

Chris Lang
Standard Lithium Ltd.
+1 604 409 8154
investors@standardlithium.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release. This news release may contain certain “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. When used in this news release, the words “anticipate”, “believe”, “estimate”, “expect”, “target”, “plan”, “forecast”, “may”, “schedule” and other similar words or expressions identify forward-looking statements or information. These forward-looking statements or information may relate to intended development timelines, future prices of commodities, accuracy of mineral or resource exploration activity, reserves or resources, regulatory or government requirements or approvals, including approval of the royalty application submitted to the AOGC, the reliability of third party information, continued access to mineral properties or infrastructure, fluctuations in the market for lithium and its derivatives, changes in exploration costs and government regulation in Canada and the United States, and other factors or information. Such forward-looking statements represent the Company’s current views with respect to future events and are necessarily based upon a number of assumptions and estimates that, while considered reasonable by the Company, are inherently subject to significant business, economic, competitive, political and social risks, contingencies and uncertainties. Many factors, both known and unknown, could cause results, performance or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by such forward-looking statements. The Company does not intend, and does not assume any obligation, to update these forward-looking statements or information to reflect changes in assumptions or changes in circumstances or any other events affecting such statements and information other than as required by applicable laws, rules and regulations.